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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ---------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                             DATED OCTOBER 29, 2002

                                ASE Test Limited
             (Exact name of Registrant as specified in its charter)

                                   ---------

                              10 West Fifth Street
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)


                                   ---------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               FORM 20-F  X                            FORM 40-F
                         ---                                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     YES                                      NO  X
                         ---                                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable


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


                           INCORPORATION BY REFERENCE

This Form 6-K is deemed incorporated by reference to the registrant's registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ASE TEST LIMITED


Dated: October 29, 2002                     By: /s/ Richard Wei
                                                ------------------------------
                                                Name:  Richard Wei
                                                Title: Chief Financial Officer

ASE TEST LIMITED                                                October 28, 2002
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

Contact:
Richard C. Wei, Chief Financial Officer
Tel. (US)     +1-510-687-2531                         email :   rwei@iselabs.com
     (Taiwan) +886-2-8780-5489
--------------------------------------------------------------------------------


  ASE Test Limited & Subsidiaries Announce Unaudited Third-Quarter Results for
                      the Period Ended September 30, 2002



Taipei, Taiwan, October 28, 2002 -- ASE Test Limited (Nasdaq : ASTSF), the worlds largest independent provider of semiconductor test services, today announced a third-quarter diluted loss (US GAAP) of $0.08 per share, an improvement from losses of $0.23 per share in the year-ago period and $0.09 per share in the second quarter of 2002. Under Taiwan GAAP, ASE Test reported a diluted third-quarter loss of $0.11 per share, compared with losses of $0.22 per share in 3Q01 and $0.10 per share in 2Q02. The third-quarter net loss amounted to $8.0 million under US GAAP and $10.9 million under Taiwan GAAP.


(Note: Unless otherwise stated, all financial numbers in this press release are Taiwan GAAP numbers.)


3Q02 Results:

Revenues
--------

Net revenues in the quarter totaled $80.1 million, up 32% from the third quarter of 2001 and up 3% sequentially. Test revenues accounted for 71% of total revenues during the quarter; assembly revenues made up the remaining 29%. (The terms assembly revenues and packaging revenues are used interchangeably in this press release.)


Test revenues, at $56.9 million, grew 29% year-over-year and increased 9% sequentially (see table below). Compared with 2Q02, volume (in units of time) in the test business grew by high-single-digit percentage in 3Q02 and average selling price (ASP) per unit of time was flat.

               -----------------------------------------------------------------
                                        Sequential Revenue     Percent of Test
               Test Revenue Breakdown         Change             Revenues
               -----------------------------------------------------------------
               Final TestLogic                   4%                  74%
               Wafer Sort & Other               76%                  13%
               Engineering                      -5%                  10%
               Final TestMemory                 18%                   2%
               Hardware                          3%                   1%
               -----------------------------------------------------------------
               Total Test                        9%                 100%
               -----------------------------------------------------------------

Assembly revenues, at $23.2 million, increased 41% year-over-year but contracted 9% sequentially. The quarter-on-quarter decline was driven by an approximately 12% decrease in total pin count and offset by an approximately 3% increase in average revenue per pin. By package type, the largest revenue declines were in QFP, LQFP, and TQFP packages (see table below).

               -----------------------------------------------------------------
               Assembly Revenue         Sequential Revenue  Percent of Assembly
                  Breakdown                    Change             Revenues
               -----------------------------------------------------------------
               PDIP                              12%                 25%
               BGA                              -13%                 22%
               TQFP/LQFP                        -24%                 21%
               QFP/MQFP/PQFP                    -29%                 15%
               PLCC                              10%                 11%
               SOP/SOJ/SSOP&TSOP/Other           61%                  6%
               -----------------------------------------------------------------
               Total Assembly                    -9%                100%
               -----------------------------------------------------------------

The Company's top customers in the third quarter included Agilent Technologies, Altera, ATI Technologies, Atmel, DSP Group, ESS Technology, Genesis Microchip, Legerity, LSI Logic, Marvell Technology, Motorola, NVidia, Philips, Silicon Integrated Systems, and VIA Technologies. Revenues from the Company's top five customers accounted for 32% of total revenues in 3Q02, and one customer accounted for over 10% of revenues.

The following is the Companys estimated end market composition:

               -----------------------------------------------------------------
                                             1Q02          2Q02          3Q02
               -----------------------------------------------------------------
               Consumer & Automotive         32%            28%           26%
               Communications                30%            33%           31%
               Computers                     28%            30%           33%
               Industrial                     4%             6%            6%
               Other                          6%             3%            4%

Expenses
--------

Cost of revenues (COR) in 3Q02 totaled $73.7 million, up 19% from 3Q01 and up 4% from the 2Q02 level. Higher raw material costs and depreciation expenses accounted for a majority of the year-over-year increase. Sequentially, an increase in depreciation expense accounted for a majority of the increase in COR. The depreciation component ($36 million) of COR represented 44.7% of revenues in 3Q02, compared with 53.0% of revenues in 3Q01 and 43.8% in 2Q02.


Overall gross margin in the quarter equaled 8.0%, an improvement from negative 2.2% in the year-ago quarter but a slight decline from 8.8% in 2Q02. By segment, gross margin for the test business was in the high-single-digit range, compared with the negative mid-single-digit range in 3Q01 and the positive mid-single-digit range in 2Q02. For the assembly segment, gross margin was in the mid-single-digit range, compared with low-single-digit range in 3Q01 and low-teens range in 2Q02.


Operating expenses (R&D and SG&A expenses) in 3Q02 grew 21% from the year-ago period and 7% sequentially. The year-over-year increase was mainly attributed to higher R&D spending and higher goodwill amortization. The sequential increase was attributed to higher R&D spending, professional fees, and wages. Company-wide headcount at the end of 3Q02 increased by 2% from 2Q02, with the largest increase coming from the R&D department.


As a percent of revenues, operating expenses equaled 20.2% in 3Q02, compared with 22.1% in 3Q01 and 19.6% in 2Q02. Operating margin was negative 12.2% in 3Q02, compared with negative 24.3% in 3Q01 and negative 10.7% in 2Q02.


Net non-operating expenses totaled $3.9 million in 3Q02, compared with non-operating expenses of $6.9 million in 3Q01 and $3.7 million in 2Q02. Investment income, arising from the Companys equity ownership in affiliated companies, totaled $0.8 million in 3Q02, compared with a loss of $3.2 million in 3Q01 and a loss of $0.5 million in 2Q02. Foreign exchange losses totaled $1.2 million in 3Q02, compared with a loss of $0.1 million in both 3Q01 and 2Q02.

Earnings
--------

Net loss under US GAAP was $8.0 million in 3Q02, an improvement from a net loss of $22.5 million in the year-ago period and a net loss of $8.4 million in 2Q02. The net loss under Taiwan GAAP was $10.9 million, versus a net loss of $20.8 million in the year-ago period and a net loss of $9.7 million in 2Q02. The Taiwan GAAP to US GAAP reconciliation included a positive adjustment of almost $0.3 million related to compensation and a positive adjustment of $2.6 million related to goodwill amortization.


Diluted EPS under US GAAP was a loss of $0.08, an improvement from a loss of $0.23 a year ago and a loss of $0.09 in the second quarter. Diluted EPS under Taiwan GAAP amounted to a loss of $0.11, compared with a loss of $0.22 in 3Q01 and a loss of $0.10 in 2Q02.


EBITDA (not a Taiwan GAAP or US GAAP term) in 3Q02 totaled $29.5 million, compared with $21.8 million in the year-ago period and $30.6 million in 2Q02.


Balance Sheet
-------------

At the end of the quarter, the Company had $124 million in cash and short-term investments and $93 million in unused lines of credit. Total debt was $324 million and comprised of $97 million in short-term debt and $227 million in long-term debt and convertible bonds. The Companys current ratio at the end of 3Q02 was 1.30, and its debt-to-equity ratio was 0.56. Interest coverage was 7.2 times.


The Companys debt maturity, as of the end of 3Q02, was as follows:

                                                     Amount ($ million)
                                                     ------------------
                Within the following year                    97
                During the second year                      211
                During the third year                        10
                During the fourth year                        4
                During the fifth year and thereafter          2

Of the $97 million debts that were to mature within the following year, $75 million were revolving in nature. Of the $211 million debts that were to mature within the second year, $196 million were convertible bonds.


Capital Expenditures
--------------------

In 3Q02, the Company spent $36 million on fixed assets, with $32 million on test equipment, $3 million on assembly equipment, and almost $1 million on buildings and other infrastructure projects. At the end of the quarter, the Company had 691 testers and 416 wirebonders installed. Test equipment utilization rate in the quarter was about 60%.



Business Outlook:
-----------------

Based on current customer forecasts, the Company presently expects its Q4 revenues to see mid-single-digit percentage contraction from Q3. As a result of the projected decrease in revenues, the Company estimates its Q4 gross margin should fall to the mid-single-digit range. With the help of cost cutting measures, the Company expects to see a smaller decline in its operating margin.


Non-Operating Items and US GAAP Adjustment
------------------------------------------

The Company believes that the slowing industry environment in Q4 should not have a major impact on its equity-accounted affiliated companies. It therefore expects its investment income in 4Q02 to remain flat compared with 3Q02.


The Company will continue to amortize its goodwill assets under Taiwan GAAP reporting and, as such, expects to make a positive adjustment of approximately $2.6 million in its 4Q02 US GAAP adjustment. Additionally, the Company estimates that the stock bonus related compensation expense that it recognized in 1Q02 and 2Q02 should be sufficient for the year and does not expect to recognize any additional compensation expense under US GAAP in 4Q02.


Capital Expenditures
--------------------

For the year through September, the Companys capital spending has totaled $87 million. Given the current industry environment, the Company estimates its 2002 capital spending to be approximately $100 million, down from its previous projection of $120 million. This level of spending will be adjusted based on actual business conditions.

                                ASE Test Limited
                       Consolidated Statements of Income
             (US$ thousands, except percentages and per share data)
                                  (unaudited)

                                                 Three Months Ended Sept. 30,
                                                 ----------------------------
ROC GAAP:                                            2001           2002
---------                                        -----------      -----------
Net revenues                                     $    60,527      $    80,123
Cost of revenues                                      61,868           73,721
                                                 -----------      -----------
Gross profit                                          (1,341            6,402
Operating expenses
   R&D                                                 3,455            5,057
   SG&A                                                9,939           11,135
                                                 -----------      -----------
   Subtotal                                           13,395           16,192
                                                 -----------      -----------
Operating income                                     (14,736           (9,790)

Non-operating expense (income)
   Interest revenues                                  (1,076             (337)
   Interest expense                                    4,687            4,068
   Others                                              3,307              186
                                                 -----------      -----------
   Subtotal                                            6,918            3,917
                                                 -----------      -----------
Income before tax and minority interest              (21,654          (13,707)
Income tax expense (benefit)                             202           (2,828)
Minority interest                                      1,008                0
                                                 -----------      -----------
Net income (ROC GAAP)                            $   (20,848)     $   (10,879)
                                                 ===========      ===========
Net income (US GAAP)                             $   (22,498)     $    (7,998)
                                                 ===========      ===========

Diluted EPS (ROC GAAP)                           $     (0.22)     $     (0.11)
Diluted EPS (US GAAP)                            $     (0.23)     $     (0.08)

Margin Analysis:
Gross margin                                            -2.2%             8.0%
Operating margin                                       -24.3%           -12.2%
Net margin (ROC AGAP)                                  -34.4%           -13.6%
Net margin (US GAAP)                                   -37.2%           -10.0%

Additional Data:
Testing revenue                                  $    44,072      $    56,925
Assembly revenue                                      16,455           23,199

Net income before amortization expense (US GAAP) $   (20,583)     $   (5,384)
EBITDA                                                21,810          29,493
Shares outstanding                                96,431,019      99,067,790
Shares used in diluted EPS calculation            96,365,335      99,067,790

                                                For the Three    For the Three
                                                Months Ended     Months Ended
                                                June 30, 2002    Sept. 30, 2002
                                                -------------    --------------
ROC GAAP:
Net revenues                                     $     77,702     $     80,123
Cost of revenues                                       70,861           73,721
                                                 ------------     ------------
Gross profit                                            6,841            6,402
Operating expense
   R&D                                                  4,818            5,057
   SG&A                                                10,374           11,135
                                                 ------------     ------------
   Subtotal                                            15,192           16,192
                                                 ------------     ------------
Operating income                                       (8,351)          (9,790)

Non-operating expense (income)
   Interest revenues                                     (939)            (336)
   Interest expense                                     3,908            4,068
   Others                                                 751              185
   Subtotal                                             3,720            3,917
                                                 ------------     ------------
Income before tax and minority interest               (12,071)         (13,707)
Income tax expense                                     (2,371)          (2,828)
Minority interest                                           0                0
                                                 ------------     ------------
Net income (ROC GAAP)                            $     (9,700)    $    (10,879)
                                                 ============     ============
Net income (U.S. GAAP)                           $     (8,433)    $     (7,998)
                                                 ============     ============

Diluted EPS (ROC GAAP)                           $      (0.10)    $      (0.11)
Diluted EPS (US GAAP)                            $      (0.09)    $      (0.08)

Margin Analysis:
Gross margin                                              8.8%             8.8%
Operating margin                                        -10.7%           -12.2%
Net margin (ROC GAAP)                                   -12.5%           -13.6%
Net margin (US GAAP)                                    -10.9%           -10.0%

Additional Data:
Testing revenue                                  $     52,194     $     56,925
Assembly revenue                                       25,508           23,199

Net income before amortization expense (US GAAP) $     (5,820)    $     (5,384)
EBITDA                                                 30,622           29,493
Shares outstanding                                 99,067,790       99,067,790


                                        ASE Test Limited
                                  Consolidated Balance Sheet
                                   As of September 30, 2002
                                        (US$ thousands)
                                           (unaudited)
     Cash and cash equivalents      $  80,169     Short-term borrowings        $  30,413
     Short-term investments            43,421     Accounts payable                15,459
     Accounts receivable               49,702     Payable for fixed assets        32,705
     Inventories                       14,717     Current portion of LT debt      66,652
     Other current assets              19,301     Other current liabilities       14,626
                                    ---------                                  ---------
     Total current assets             207,310     Total current liabilities      159,855

                                                  Long-term     debt              30,338
     Long-term investments             91,457     Convertible bonds              196,278
     Net fixed assets                 575,178     Other liabilities                3,002
     Goodwill                          75,075                                  ---------
     Other assets                      23,217     Total liabilities              389,473
                                    ---------     Shareholders equity            582,764
     Total assets                   $ 972,237                                  ---------
                                    =========     Total liabilities &
                                                    shareholders equity        $ 972,237
                                                                               =========

ASE Test Limited is the worlds largest independent provider of semiconductor testing services. ASE Test provides customers with a complete range of semiconductor testing service, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test has been quoted on Nasdaq since 1996 under the symbol ASTSF.


This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 28, 2002.

















9